Exhibit 99.1

Yingli Green Energy Comments on U.S. Department of Commerce’s Preliminary Decision on Anti-Subsidy Tariffs for Chinese PV Solar Wafers, Cells and Modules

BAODING, China — June 4, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, known as “Yingli Solar,” today commented on the preliminary countervailing duty (“CVD”) tariff decision by the U.S. Department of Commerce regarding the import of certain PV solar products assembled in China using components from a third country. According to the decision, Yingli Green Energy will be considered part of the Separate Rates Group and will be subject to a preliminary anti-subsidy tariff of 26.89% on certain PV solar module imports.

“Today’s decision will unfortunately make solar power more expensive for American consumers, and diminish opportunities for tens of thousands of U.S. solar jobs that we have helped to create. We will continue to fight this petition and defend ourselves, alongside the majority of the U.S. solar industry,” said Robert Petrina, Managing Director of Yingli Green Energy Americas, Inc., the Company’s operating subsidiary in the U.S. “We have fully cooperated throughout this investigation and have prepared ourselves for today’s outcome, given the highly politicized nature of this case. We remain dedicated to the U.S. solar market and will continue to support our customers and projects.”

Today’s preliminary decision on the anti-subsidy side will be followed by another preliminary decision for anti-dumping, scheduled for July 24th, 2014. No final tariff decisions will be made until the International Trade Commission completes its investigation as well, which is scheduled to occur before the end of 2014.

“As we have witnessed globally now, tariffs are not the answer to driving affordable solar energy,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We support international trade and fair competition and hope that those will prevail at the end of this dispute.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 9,000 MW PV modules to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China:
Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com

In the Americas:
Helena Kimball

Vice President of Marketing
Yingli Green Energy Americas, Inc.
Tel: +1 603 5915812
E-mail: helena.kimball@yingliamericas.com

In Europe:
Rebecca Jarschel
Public Affairs & Public Relations Director
Yingli Green Energy International AG
Tel: +41 (0) 44 567 6143
E-mail: rebecca.jarschel@yinglisolar.ch